SI 05035611 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm 2/7

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SEC FILE NUMBER
8-346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YYY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAGE WILEY & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
FEB 08 2005
THOMSON FINANCIAL

30 PLEASANT STREET
(No. and Street)

NORTHAMPTON (City) MA (State) 01060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MILNE 413-584-9121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 03 2005
WASH, D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, CHRISTOPHER MILNE ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAGE WILEY & COMPANY, INC. , as of DECEMBER 31 , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Judith A. Reynolds
NOTARY PUBLIC
My commission expires July 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGE - WILEY & COMPANY, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Gage - Wiley & Company, Inc.

We have audited the accompanying statement of financial condition of Gage-Wiley & Company, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gage-Wiley & Company, Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 21, 2005

GAGE - WILEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 153,800
Deposit with clearing organization	33,107
Receivable from broker-dealers and clearing organizations	137,996
Marketable securities owned, at market value	225,957
Membership in exchanges	1,958
Property and equipment, at cost, less accumulated depreciation and amortization of $220,878	42,258
Other assets	57,497
	$ 652,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Notes payable	$ 71,520
Payable to broker-dealers and clearing organizations	799
Accounts payable, accrued expenses, and other liabilities	128,299
	200,618
Stockholders' equity:	
Preferred stock	
Series A, 100 shares authorized, 5 shares issued $.01 par value, nonvoting	25,000
Series B, 100 shares authorized, 10 shares issued $.01 par value, nonvoting	50,000
Common stock	
Class A, 3,000 shares authorized, 504 shares issued $.01 par value, voting	5
Class B, 2,000 shares authorized, 496 shares issued $.01 par value, voting	5
Additional paid-in capital	249,990
Unrealized gain (loss) on securities available for sale	(5,600)
Retained earnings	292,861
Less Treasury common stock at cost, Class B, 496 shares, $.01 par value, voting	(142,000)
Less Treasury preferred stock at cost, Class A, 5 shares, $.01 par value, nonvoting	(18,306)
Total stockholders' equity	451,955
	$ 652,573

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2004

Revenues:	
Commissions	$ 1,665,059
Net dealer inventory and investment gains (losses)	15,196
Interest and dividends	3,219
Other	270,000
	1,953,474
Expenses:	
Employees compensation and benefits	925,400
Floor brokerage, exchange and clearance fees	181,404
Communications and data processing	44,774
Occupancy and equipment rentals	91,461
Interest	6,504
Other expenses	666,760
	1,916,303
Income before income taxes	37,171
Income taxes	4,226
Net income	32,945
Other comprehensive income (loss):	
Unrealized gain	1,500
Comprehensive income	$ 34,445

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Preferred Stock	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Securities Available for Sale	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2004	$ 75,000	$ 10	$ 249,990	$ (7,100)	$ 259,916	$ (160,306)	$ 417,510
Net income					32,945		32,945
Change in unrealized gain (loss) on investments available for sale				1,500			1,500
Balance, December 31, 2004	$ 75,000	$ 10	$ 249,990	$ (5,600)	$ 292,861	$ (160,306)	$ 451,955

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 32,945
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	11,147
Changes in assets and liabilites:	
Increase in Deposits with clearing organization	(188)
Decrease in Receivable from broker-dealers and clearing organizations	40,605
Increase in Marketable securities owned	(46,348)
Decrease in Other assets	2,276
Increase in Payable to broker-dealers and clearing organizations	799
Decrease in Accounts payable, accrued expenses	(32,071)
Total adjustments	(23,780)
Net cash provided by operating activities	9,165
Cash flows from investing activities	
Capital expenditures	(16,586)
Net cash used in investing activities	(16,586)
Cash flows from financing activities	
Proceeds on Note from shareholder	17,390
Payments on Note payable	(14,568)
Net cash provided by financing activities	2,822
Net decrease in cash	(4,599)
Cash, beginning of year	158,399
Cash, end of year	$ 153,800
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 9,826
Interest	$ 782

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized as a Delaware corporation on December 29, 1986. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company continues, however, to process mutual fund transactions in its customers' names.

Securities Transactions

Customers' securities transactions are recorded on the trade date. The related commission revenue and expenses are also recorded on the accrual basis using the trade date.

Marketable Securities

Marketable securities are valued at market value, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2004 there was a realized loss of $3,588 and an unrealized gain of $18,784.

Marketable securities classified as available for sale had an unrealized gain of $1,500.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease or the service life, whichever is shorter.

Exchange Membership

Exchange membership is carried at cost.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 - NOTES PAYABLE - DEMAND

Notes payable as of December 31, is comprised of the following:

Demand note to principal stockholder with annual interest at eight percent (8%)	$ 71,520

The fair value of the note payable approximates the carrying value.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2003 major classes of property and equipment consisted of the following:

Computer equipment	$106,960
Furniture and fixtures	62,748
Leasehold improvements	93,428
	263,136
Less: Accumulated depreciation	220,878
	$ 42,258

Depreciation expense for 2004 was $11,147.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Gage-Wiley Group, Inc., an affiliated entity, owns 10 shares of the Company's Series B preferred stock.

The Company charged Gage-Wiley Group, Inc. $270,000 for management services during 2004. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2004 the Company was not owed anything from this affiliate.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous

NOTE 6 - LEASE AGREEMENTS

The Company leases its operating facility under an operating lease expiring in 2006. The Company subleases some of its leased properties on a tenancy at will basis. Income under such subleases amounted to $25,649. Lease expense (net of sublease rental income) was $79,389.

Minimum future rental payments (before consideration of sublease rental income, and annual CPI adjustments) under noncancelable operating leases are approximately:

2005	$ 71,083
2006	54,938
Total minimum future rental payments	$126,021

The Company is also responsible for insurance and repairs and maintenance for the above operating leases.

NOTE 7 - INCOME TAXES

The income tax provision included in the statement of income is as follows:

Taxes - current provision	
Federal	$ 1,419
State	2,807
	$ 4,226

There were reconciling items between income tax expense attributable to continuing operations for the year, and the amount of income tax expense that would result from applying domestic federal and state statutory rates to pretax income from continuing operations.

Unrealized gain on securities	$(20,284)
Realized gains on security transactions offset by loss carryforwards	(3,588)
Other nondeductible expenses	9,697
	$(14,175)

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $315,627 which was $215,627 in excess of its required net capital of $100,000. The Company's net capital ratio was .64 to 1.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan, which covers all employees meeting minimum age and service requirements with funding based upon employee contributions. The total profit sharing plan expense was $31,960.

NOTE 10 - BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

GAGE - WILEY & COMPANY, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2004

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Gage-Wiley & Company, Inc.

We have audited the accompanying financial statements of Gage-Wiley & Company, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated January 21, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
January 21, 2005

SCHEDULE I
GAGE - WILEY & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIRMENTS
AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Computation of net capital	
Total stockholders' equity	$ 451,955
Adjustments	
Nonallowable assets	
Fixed assets, net	(42,258)
Membership in exchange	(1,958)
Other assets	(57,497)
Tentative net capital	350,242
Haircuts on investments	(34,615)
Net capital	$ 315,627
Computation of aggregate indebtedness	
Notes payable	$ 71,520
Payable to broker-dealers and clearing organizations	799
Accounts payable, accrued expenses	128,299
Aggregate indebtedness	$ 200,618
Ratio of aggregate indebtedness to net capital	.64 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $100,000	$ 100,000
Reconciliation between audited and unaudited computation of net capital:	
Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 314,807
Net audit adjustments	-
Decrease in non-allowables and haircuts	820
Net capital per above	$ 315,627

SCHEDULE II

GAGE - WILEY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVICE REQUIREMENTS FOR BROKER\DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
Gage-Wiley & Company, Inc.

In planning and performing our audit of the financial statements of Gage-Wiley & Company, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material

in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 21, 2005